OsNovum

Technology · Female Founder · 500 Startups · Social Impact · Healthcare

We improve skeletal health to extend lifespan and increase quality of life

OSNOVUM.COM HENDERSON NEVADA


OsNovum
REGENERATIVE SOLUTIONS
for skeletal health
a subsidiary of STEINERBIO
Innovative technology combined with advanced specialty clinics for the treatment and maintenance of skeletal health



I have devoted my career to bone regeneration. There is nothing that is more exciting to study and nothing more satisfying to watch someone regain their health!

Gregory Steiner CEO SteinerBio and OsNovum @ OsNovum

Why you may want to support us...

1. We have developed technology to grow bone and transform weak bone into healthy dense bone
2. Our CEO, Gregory Steiner, owns the patent to this technology
3. We use the patient's bone-producing cells to grow their own bone back
4. Patients seeking treatment for poor bone health will utilize OsNovum clinics
5. OsNovum will utilize the world's leading scientists to help guide OsNovum clinicians
6. Profits will be generated by our regenerative technology, but accelerated through OsNovum clinics
7. When successful, OsNovum will seek a public offering to expand OsNovum clinics world wide

Why investors ❤ us

WE'VE RAISED $16,000 SINCE OUR FOUNDING



I have been a customer of Dr. Greg Steiner's company, Steiner Biotechnology, for about 5 years. I have found their products to be very effective, and Greg is very knowledgeable in the field of bone grafting and bone biology. I communicate with him fairly regularly about cases, and he is always helpful.

Matt Bickel



I have worked for Dr. Steiner for a year and a half and have seen first hand his passion for dentistry and his enthusiasm for helping improve the dental community. I have personally watched the network of dentist grow in use of his dental products and have no doubt that this future product will yield the same results. There is much to be gained from this product in the medical community and I myself am excited to progress there.

Katie Misko

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Gregory Steiner
CEO SteinerBio and OsNovum
Discovered and patented the molecule that stimulates bone growth



Roslynn L Steiner
President SteinerBio and OsNovum
Guided and executed plans for the growth of SteinerBio into a world leading maxillofacial bone graft company



Daniel Vargas
VP Marketing
Developed, planned and executed the strategy for making SteinerBio a world leading biotechnology company

Downloads

OsNovum Slide Deck.pdf

The Story of OsNovum

Chances are that you or someone you love is suffering from osteoporosis. The inevitable fractures due to weakened bones have a dreadful impact on a person's health, happiness, and quality of life. The desire to improve skeletal health is a universally shared aspiration, yet it remains a daunting undertaking for any biotech startup willing to start that quest.

For OsNovum, the journey to improving skeletal health began in the mouth.

SteinerBio: Augmenting Reality

For 15 years, Dr. Steiner has been developing, perfecting, manufacturing, and marketing a novel synthetic bone grafting material for use in the jawbone to regenerate bone and augment lost bone. What set this material apart from the antiquated methods and materials still being used in clinics is its ability to biologically stimulate a patient's own bone cells to grow bone thanks to the material's patented molecular compound.

In fact, it is the only dental bone graft material on the market that has been given the blessing by the FDA to officially claim it can regrow bone.



The newly regenerated tissue is stronger than before, defying reality and defining a new standard of care. Because of the material's ability to create normal healthy bone, hundreds of dental professionals across the United States have been using the product exclusively for socket grafting, ridge augmentations, and sinus augmentations.


STEINERBIO
STEINERBIO
STEINERBIO

Art and Biology: "The Bone Does It All"

The bone, as a matter of design, is a remarkable instrument.

Bone is a living tissue, constantly remodeling itself to maintain strength and stability, guided by a harmonious balance between two principal cells: ***bone-forming cells*** and ***bone-removing cells***. As the ***bone-removing cells*** break down and remove old bone, the ***bone-forming cells*** lay down new bone. This process happens in our bodies constantly.

In osteoporotic bone, the balance has been impaired, where the ***bone-removing cells*** are consuming more tissue than the ***bone-forming cells*** can keep up with. The result is decreased bone mass susceptible to fracture.



To Dr. Steiner, it was a matter of time, principle, and duty that the same novel material being used to treat bone loss in the jaw should be applied to treat bone loss in the skeleton. His patented organic compound would perform the same way in that it stimulates the ***bone-forming cells*** to begin the process of regeneration -- the same harmonious process that occurs within normal bone. Thus, OsNovum was born.



IN NATURE, THERE IS NO SEPARATION BETWEEN DESIGN, ENGINEERING, AND FABRICATION: THE BONE DOES IT ALL.
Neri Oxman

Bisphosphonates and the Consequences of "Treatment"

As a localized treatment, OsNovum would provide rapid, minimally-invasive solutions for weakened areas of bone. The minerals within the material are already found in the body, so in addition to it being resorbable, it is safe, natural, non-allergenic, and scientifically-validated. Bone-forming cells in areas of low density would become activated the way OsNovum was designed, and vigorously form new healthy bone, the way nature designed.



Today, the most common medicine used to treat osteoporosis are a class of drug called *bisphosphonates*, which can be administered by pills, injection, or intravenous infusion. However, these drugs come with a host of unsettling side-effects such as ulcers, allergic reaction, low blood calcium, increase in cancer risk, bone fracture, even **bone loss!**

As we look at the incidence of osteoporosis and fractures related to weak bones, there aren't very many options available in terms of treatment, while the incidence rates continue to rise. Aside from hormone therapy, the only other avenues recommended for improvement of skeletal health are exercise, good nutrition, smoking cessation, and limiting alcohol consumption.


Worldwide
Global Incidence
More than 200 million people struggle with osteoporosis, which causes more than 8.9 million fractures annually, resulting in an osteoporotic fracture every 3 seconds.
United States
Nationwide Incidence
Over 44 million Americans currently have osteoporosis with an estimated 2 million osteoporotic fractures each year.
U.S. Healthcare
The Price of Osteoporosis
By 2014, the annual direct cost of osteoporosis was $73.6 billion

By 2025, the incidence of osteoporosis in the U.S. will rise by 50%, boosting the demand for our technology dramatically. The current treatment available today just isn't enough.

As a population, we are falling behind. As scientists and clinicians, we have to do better.

The world has been asking for help for too long and now OsNovum is answering the call.

Investor Q&A

– COLLAPSE ALL

What does your company do?

OsNovum has developed the technology to regenerate bone to maintain skeletal health. Weak bones are a major reason for frailty as we age. OsNovum has the proven technology to regenerate bone but will also open clinics devoted exclusively to skeletal heath and the prevention of frailty as we age.

Where will your company be in 5 years?

In one year, we hope to introduce our technology to medicine for bone regeneration and open the initial clinics devoted to skeletal health. After two years, we hope to show significant revenue growth and plan a public offering to expand OsNovum clinics worldwide. In 5 years, we hope that OsNovum will be recognized as the world leader in maintaining skeletal health with treatment facilities worldwide. These are forward looking projections and are not guaranteed.

Why did you choose this idea?

I have devoted my career to bone regeneration. There is nothing that is more exciting to study and nothing more satisfying to watch someone regain their health!

How far along are you? What's your biggest obstacle?

The technology that OsNovum will introduce for treating weak bones is already in use for the maxillofacial area with FDA clearance as safe and effective through our parent company SteinerBio. This funding is to obtain clearance from the FDA for the same technology to be used in the skeleton. We are 90% complete with the needed testing for FDA clearance. The only obstacle is FDA regulatory approval which should be completed within a year.

Who competes with you? What do you understand that they don't?

Competition-systemic drugs. Systemic osteoporosis medications have mediocre results and profound side effects. Localized treatment has no side effects and we are the only company in that space. No one who is being treated with the current systemic drugs wants to take them due to their side effects. People with weak bones are begging for a safe and effective treatment for their condition. Our background is in bone regeneration and that is what has allowed use to take a completely different localized approach for the treatment of weak bones associated with osteoporosis.

How will you make money?

Two ways. (1) Selling to physicians who will administer the materials in their clinic. (2) OsNovum will open specialty clinics devoted exclusively to improving skeletal health. OsNovum offices will be marketed directly to the patient in need of regaining skeletal health. The goal of OsNovum is eliminating the frailty currently associated with aging. Frailty is a result of osteoporosis, and the associated muscle wasting called sarcopenia. Age-related frailty is a result of the accumulation of skeletal disease and not a result of aging, and it can be can be prevented.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1: Regulatory approval, 2: Efficacy. Our technology has been cleared by the FDA for maxillofacial use and has been proven to be safe and effective. Because the material has already been proven safe and effective, regulatory approval and efficacy are now minor hurdles.

What is your path to financial success?

After one year we hope to introduce our technology to medicine and open our treatment clinics. At this time dividends will hopefully begin to be distributed. When the clinics show significant revenue growth, a public offering to expand the number of clinics will be planned, which has the potential to significantly multiply return on investment.